INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

March 18, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 22 to the Registration Statement on Form F-1 File No. 333-266965 Filed March 7, 2024

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 15, 2024 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s response is set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 22 to Registration Statement on Form F-1

Related Party Transactions, page 95

1.	Please revise this section to include the required information as of the latest practicable date. Refer to Item 7.B of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has made the requested revision.

Index to Consolidated Financial Statements, page F-1

2.	We note your December 31, 2022 audited financial statements are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your Units with each unit consisting of one ordinary share and one warrant, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Response: The Company acknowledges the Staff’s comment and has filed as an exhibit a letter as to the representation under Item 8.A.4 of Form 20-F.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.